Exhibit 99.2

Half-year financial report 2023 Forward- with Purpose Pioneering for patients

Table of Contents The Galapagos group A conversation with Paul and Thad 4 Key achievements 8 Financial highlights 14 Risk factors 18 The Galapagos share 19 Related party transactions 19 Disclaimer and other information 20 Financial statements Unaudited condensed consolidated interim financial statements    25 Notes 32 Other information Glossary 46 Financial calendar 59 Colophon 60 Contact 61 TABLE OF CONTENTS Galapagos NV Half-year financial report 2023 2

The Galapagos group Forward with Purpose An overview of Galapagos, its strategy and portfolio in H1 2023

We are very pleased to have our company’s visionary leaders, CEO and Chairman, Dr. Paul Stoffels1 and newly appointed CFO and COO, Thad Huston, share their insights in this interview. Paul and Thad offer their perspective on Galapagos’ half-year 2023 business performance and financial results and the outlook for the remainder of the year. Thad, you joined Galapagos on July 1st from Kite (a Gilead Company). What triggered you to leave California and move to Belgium? Thad: I’ve always been impressed by Galapagos’ dedication to transformational innovation. The opportunity to contribute to pioneering for patients and applying my strategic and operational expertise, especially in the exciting field of cell therapy, have sparked a real sense of excitement. I have known Paul for over 20 years, and we share the same vision to accelerate innovation and make a lasting impact for patients worldwide. I look forward to returning to Belgium where I lived for a couple of years during my tenure at Janssen Pharmaceutica (a J&J Company), and I am thrilled to have the opportunity to be a part of the Galapagos community and work alongside such an exceptional team. A conversation with Paul and Thad Throughout this report, ‘Dr 1 . Paul Stoffels’ should be read as ‘Dr. Paul Stoffels, acting via Stoffels IMC BV’ THE GALAPAGOS GROUP Galapagos NV Half-year financial report 2023 4

Together, we will work hard to drive the company’s success and shape a brighter future for patients. What are your top priorities for the next coming months? Thad: I am looking forward to collaborating with Paul and the team to unlock the full potential of our company. My initial focus will be directed towards ensuring we are allocating our resources on our core strategic areas of growth and value creation, including executing on business development opportunities to bring in external innovation, and optimizing operational efficiency. Galapagos is at an exciting phase in its development following the roll-out of our new R&D model in immunology and oncology. We are working hard to further build our portfolio and leverage our infrastructure. Together with our strong balance sheet and experienced team, I believe that we are well prepared to realize our mission to transform the lives of patients across the globe, while creating value for all our stakeholders. Paul, as we reflect on the first half of this year, how would you summarize the past period? Paul: Our commitment to providing transformational medicines to patients worldwide remains our core focus. We have successfully implemented our renewed R&D strategy to accelerate innovation, aiming to generate short and long-term value for all our stakeholders. We are actively building a differentiated discovery pipeline of best-in-class small molecules, CAR-T cell therapies and biologicals in our focus areas in immunology and oncology. Additionally, we are making good progress in our clinical programs across our therapeutic areas, and we are optimistic about the global potential of our CAR-T cell therapy portfolio in hematological malignancies. We are encouraged by the initial safety, efficacy and point-of-care feasibility results observed in the Phase 1/2 ATALANTA-1 and EUPLAGIA-1 studies with our CD19 CAR-T candidates, GLPG5101 and GLPG5201, in relapsed/refractory non-Hodgkin’s lymphoma and chronic lymphocytic leukemia respectively, with or without Richter’s transformation. This underscores the global transformational impact that our differentiated approach to CAR-T cell therapy could have on patients. Furthermore, we continue to expand our clinical pipeline of small molecules in immunology. We dosed the first patients in the Phase 3 OLINGUITO study with filgotinib in axial spondyloarthritis and the Phase 2 GALARISSO study with our TYK2 inhibitor, GLPG3667, in dermatomyositis. We started screening the first patients in the Phase 2 GALACELA study with GLPG3667 in systemic lupus erythematous (SLE). Moreover, we have submitted a clinical trial application in Europe to initiate clinical development of our CAR-T candidate in refractory SLE. From a corporate perspective, we have further strengthened our leadership team. We appointed Thad Huston as Chief Financial Officer and Chief Operating Officer. I am excited to work with Thad again and I believe that his strategic and operational expertise, THE GALAPAGOS GROUP Galapagos NV Half-year financial report 2023 5 particularly in the field of cell therapy, perfectly aligns with our company’s R&D and business development strategy in immunology and oncology. Additionally, I am delighted to welcome Dr. Susanne Schaffert as a non-executive independent Director to our Board. With her extensive experience in R&D, regulatory affairs, and commercialization in the field of oncology, Susanne brings valuable insights, a global network, and a deep understanding of the competitive landscape. Her contributions will be instrumental as we continue our mission to deliver transformative treatments to patients. From a financial point of view, considering the recent challenges for the JAK inhibitor class of medicines in Europe, how would you describe the first six months of the year? Can you provide guidance on the full-year 2023 cash burn and any financial targets or projections for the company? Thad: The first six months of the year have been challenging due to the changed market dynamics and competitive landscape for the JAK class in Europe, leading to an adjustment of our 2023 net sales guidance of Jyseleca® in rheumatoid arthritis and ulcerative colitis to €100 – €120 million, compared to €140 – 160 million initially projected in our full year 2022 results in February. In response to that, we are in the process of evaluating various strategic options for Jyseleca®. We are fortunate to have a strong cash position of €3.9 billion in cash, which provides us with the necessary means to invest in our core strategic areas internally while executing on smart business development opportunities to further expand our portfolio. As a result of project prioritization, strict cost management and resource allocation, we reiterate our full-year 2023 cash burn guidance in the range of €380 – €420 million despite the lower than anticipated net sales for Jyseleca®. Paul: We remain focused on managing our resources effectively and pursuing opportunities that will drive growth and deliver value. Together, as a united team, we are confident in our ability to overcome challenges, adapt to changing circumstances, and bring Galapagos forward on its path of accelerating life-changing science and innovation. Looking ahead, how would you formulate Galapagos’ outlook for 2023? What can we expect? Paul: Our R&D pipeline in our core therapeutic areas holds great promise, and we have several upcoming milestones and events that we are excited about. To ensure a comprehensive Phase 1 data package, we are actively enrolling patients in the Phase 1 dose-escalation cohorts of ATALANTA-1 and EUPLAGIA-1, the two ongoing Phase 1/2 studies with our CD19 CAR-T candidates, GLPG5101 and GLPG5201, respectively. While this is an adjustment to our initial timeline around summer, we now anticipate sharing a progress update from the Phase 1 cohorts of these studies later this year. We plan to present in-depth findings and further insights from both studies at a scientific conference before year-end. THE GALAPAGOS GROUP Galapagos NV Half-year financial report 2023 6

Thad: A primary objective is to actively pursue strategic business development opportunities to further expand our immunology and oncology portfolio for long-term value creation. We are also committed to expanding our CAR-T point-of-care network across Europe and plan to roll out our presence in the US to support our clinical trials. We are actively working towards these goals to expand the reach and impact of our innovative therapies. One final question for both of you: Galapagos recently announced its 2028 Sustainability ambitions. How is that going? Paul: We are promoting sustainable practices throughout our operations and have established structures and frameworks to support, track, and report on our progress. While there is still work to be done, we are making steady progress and remain committed to being a responsible and sustainable business. Thad: At Galapagos, our employees are encouraged to embrace the principles behind our Sustainability pillars on a daily basis. We have recently appointed internal ambassadors and workstream owners, who are passionate about aligning our operations to achieve our Sustainability goals by 2028. But it’s not just about meeting targets; it’s also about fostering an environment where every voice is valued and heard. Each one of us has the potential to make a meaningful contribution beyond our organization-wide commitments. THE GALAPAGOS GROUP Galapagos NV Half-year financial report 2023 7

The following chart provides an overview of our lead product and product candidates currently in development as of the date of the publication of this report. Filgotinib is approved for RA and UC in EU, Great Britain and Japan. AxSpA, axial spondyloarthritis; CLL, chronic lymphocytic leukemia; DM, dermatomyositis; MM, multiple myeloma; NHL, non-Hodgkin lymphoma; RA, rheumatoid arthritis; SLE, systemic lupus erythematosus; UC, ulcerative colitis Key achievements Portfolio THE GALAPAGOS GROUP Galapagos NV Half-year financial report 2023 Immunology program class preclinical Phase 1 Phase 2 Phase 3 Approved Filgotinib JAK1 AxSpA RA & UC    3667 TYK2 SLE & DM 5101 CD19 CAR-T SLE Multiple targets Oncology Class preclinical Phase 1 Phase 2 Phase 3 Approved 5101 CD1 CAR-T NHL 5201 CD19 CAR-T CLL 5301 BCMA CAR-T MM Next-gen CAR-T    8

Operational Performance Portfolio update Immunology portfolio Jyseleca® (filgotinib) (JAK1) Jyseleca® is reimbursed for rheumatoid arthritis (RA) and ulcerative colitis (UC) in 19 and 18 countries respectively. Sobi2, our distribution and commercialization partner in Eastern and Central Europe, Portugal, Greece, and the Baltic countries, launched Jyseleca® in Czech Republic and Poland in UC and in Croatia in RA. The commercial launch of Jyseleca® in Poland resulted in a €1 million milestone receivable for us in the first half of 2023. The European Commission endorsed the recommendation of the Pharmaceutical Risk Assessment Committee (PRAC) to add measures to minimize risks of serious side effects with the JAK inhibitors class of medicines used for chronic inflammatory disorders. The product information for all JAK inhibitors has been updated accordingly to include these recommendations and warnings. We dosed the first patients in the pivotal Phase 3 OLINGUITO study in axial spondyloarthritis (AxSpA). Based on the topline results from the Phase 3 DIVERSITY study in Crohn’s disease (CD), we decided not to submit a Marketing Authorization Application (MAA) in Europe in this indication and not to proceed with the MAA for filgotinib in UC in Switzerland. We presented various data abstracts at the annual ECCO and EULAR congresses in Europe. 2 Swedish Orphan Biovitrum AB THE GALAPAGOS GROUP Galapagos NV Half-year financial report 2023 9

Our pipeline assets First patients dosed in the Phase 2 GALARISSO study with oral, selective tyrosine kinase 2 (TYK2) inhibitor, GLPG3667, in dermatomyositis (DM). Clinical trial application (CTA) filed to start clinical development of a CD19 CAR-T candidate in patients with refractory systemic lupus erythematosus (rSLE). Multiple small molecules programs initiated to further build our research pipeline. Oncology portfolio We are encouraged by the initial safety, efficacy and point-of-care feasibility results observed in the Phase 1/2 studies with our CD19 CAR-T candidates, GLPG5101 and GLPG5201, which underscore the potential global transformational impact our differentiated approach to CAR-T cell therapy could have on patients. GLPG5101 in relapsed/refractory non-Hodgkin’s lymphoma (rrNHL) We are in the final stages of the Phase 1 part of the ongoing Phase 1/2 ATALANTA-1 study, which enrolled patients with diffuse large B-cell lymphoma, mantle cell lymphoma and indolent lymphoma. To generate a robust data package that is informative for further development, we have decided to include more patients of certain subpopulations, in the Phase 1 dose-escalation cohort of ATALANTA-1. The first patients with indolent lymphoma and mantle cell lymphoma in the Phase 2 dose-expansion cohort of ATALANTA-1 have been dosed. GLPG5201 in relapsed/refractory chronic lymphocytic leukemia (rrCLL), with or without Richter’s transformation (RT) We presented promising interim safety, efficacy and point-of-care manufacturing data from 7 eligible patients3 of the ongoing Phase 1/2 EUPLAGIA-1 study at two major scientific meetings in Europe: objective response rate of 100%; no cytokine release syndrome higher than grade 2, or immune effector cell-associated neurotoxicity syndrome observed.4 We are recruiting the last patients in the Phase 1 dose-escalation part of EUPLAGIA-1 and preparations to start the Phase 2 dose-expansion cohort of the study are ongoing. We initiated multiple programs spanning various drug modalities, including biologicals, CAR-T cell therapies and small molecules, to further build our research pipeline. 3 Cut-off date for efficacy and safety analysis: 9 January 2023 As published in the press release of February 9, 2023: Galapagos presented encouraging initial safety and efficacy data at 2023 EBMT-EHA for point-of-care manufactured CAR-T candidate, GLPG5201, in rrCLL 4 THE GALAPAGOS GROUP Galapagos NV Half-year financial report 2023 10

Corporate update At the Annual General Meeting held on 25 April 2023, all proposed resolutions were approved, including (i) the re-appointment of the following Board members: Mr. Peter Guenter as non-executive independent Director and Mr. Daniel O’Day and Dr. Linda Higgins as non-executive non-independent Directors, all for a period of four years; and (ii) the appointment of BDO Bedrijfsrevisoren BV, represented by Ms. Ellen Lombaerts, as the company’s new Statutory Auditor for a period of three years. The Board of Directors created 1,975,000 subscriptions rights under new subscription right plans. Thad Huston was appointed as Chief Financial Officer (CFO) and Chief Operating Officer (COO), succeeding Bart Filius, as of 1 July 2023. The Board of Directors appointed Dr. Susanne Schaffert as non-executive independent Director by way of co-optation on 12 June 2023, replacing Dr. Rajesh Parekh who stepped down on 10 June 2023. We completed the integrated drug discovery collaboration transaction with NovAliX on 30 June 2023, effective as from 1 July 2023. Under the terms of the agreement, Galapagos’ drug discovery and research activities conducted in Romainville, France, and Galapagos’ employees in Romainville, which are exclusively dedicated to the operation of these activities, are transferred to NovAliX who will assume all ongoing research and discovery activities in Romainville. In return, Galapagos is committed to utilizing the research capabilities and expertise of NovAliX through a five yearcollaboration and within the context of the company’s R&D portfolio. THE GALAPAGOS GROUP Galapagos NV Half-year financial report 2023 11

Outlook 2023 In response to the changing market dynamics and the competitive landscape for the JAK class in Europe, we are in the process of evaluating various strategic options for Jyseleca® and have lowered our net 2023 sales guidance for Jyseleca® in RA and UC to €100 – €120 million, compared to €140 – €160 million initially guided in our full year 2022 results in February. Despite the lower than anticipated net sales for Jyseleca®, we reiterate our full year 2023 cash burn guidance in the range of €380 – €420 million. We will continue to focus on expanding our portfolio and will deploy our resources in our strategic core areas of immunology and oncology. Immunology portfolio We expect to announce Phase 4 results from the FILOSOPHY real-world evidence study of filgotinib in patients with RA at a future scientific conference (subject to abstract acceptance) and to initiate the Phase 2 pediatric study in patients with juvenile arthritis later this year. We aim to start dosing patients with SLE in the Phase 2 GALACELA study of oral, selective TYK2 inhibitor, GLPG3667. Following the potential approval of the CTA submitted in Europe for CD19 CAR-T candidate, GLPG5101, in patients with SLE, we expect to open the clinical centers in the coming months. THE GALAPAGOS GROUP Galapagos NV Half-year financial report 2023 12

Oncology portfolio As we continue to build a solid data package, we aim to release an update on the ATALANTA-1 and EUPLAGIA-1 Phase 1 studies with GLPG5101 and GLPG5201 in rrNHL and rrCLL respectively later this year. We intend to present detailed data at a forthcoming hematology scientific conference (subject to abstract acceptance) before year-end. The Phase 1 part of EUPLAGIA-1 study with GLPG5201 is close to completion and we aim to initiate the Phase 2 dose-expansion cohort in the first half of 2024. In the first half of 2024, we anticipate submitting an investigational new drug application (IND) in the US to start clinical development with our CD19 CAR-T program. We expect to start the Phase 1/2 PAPILIO-1 study with BCMA CAR-T candidate, GLPG5301, in relapsed/refractory multiple myeloma (rrMM) after summer.5 We continue to explore additional business development opportunities to further leverage our internal capabilities and expand our portfolio in our core areas of growth and value. 5 CTA for GLPG5301 in BCMA was approved in May 2023 THE GALAPAGOS GROUP Galapagos NV Half-year financial report 2023 13

Consolidated Key Figures (thousands of €, if not stated otherwise) Six months ended 30 June 2023 Six months ended 30 June 2022 Year ended 31 December 2022 Income statement Product net sales 54,275 35,356 87,599 Collaboration revenues 274,546 238,601 417,681 Total net revenues 328,821 273,957 505,280 Cost of sales (7,840) (5,545) (12,079) R&D expenditure (211,875) (249,518) (515,083) S&M, G&A expenses (121,597) (134,009) (292,486) Other operating income 23,770 17,637 46,848 Operating profit/loss (-) 11,279 (97,478) (267,520) Net financial results 30,639 67,676 52,373 Taxes (13,610) (2,536) (2,844) Net profit/loss (-) 28,308 (32,338) (217,991) Balance sheet Cash and cash equivalents 98,024 972,796 508,117 Current financial investments 3,776,913 3,456,184 3,585,945 R&D incentives receivables 156,341 155,771 146,067 Assets 4,522,340 5,040,085 4,734,351 Shareholders’ equity 2,583,948 2,646,898 2,526,026 Deferred income 1,726,704 2,159,553 1,989,230 Other liabilities 211,688 233,634 219,094 Financial highlights THE GALAPAGOS GROUP Galapagos NV Half-year financial report 2023 14

Galápagos
THE GALAPAGOS GROUP

(thousands of €, if not stated otherwise)	Six months ended 30 June 2023	Six months ended 30 June 2022	Year ended 31 December 2022
Cash flow			
Operational cash burn	(224,323)	(217,102)	(513,774)
Cash flow used in operating activities	(220,286)	(203,740)	(500,544)
Cash flow used in investing activities	(187,760)	(1,081,057)	(1,245,514)
Cash flow used in financing activities	(1,741)	(361)	(1,487)
Decrease in cash and cash equivalents	(409,788)	(1,285,158)	(1,747,545)
Effect of currency exchange rate fluctuation on cash and cash equivalents	(307)	24,586	22,293
Cash and cash equivalents at end of the period	98,024	972,796	508,117
Current financial investments at the end of the period	3,776,913	3,456,184	3,585,945
Total current financial investments and cash and cash equivalents at the end of the period	3,874,937	4,428,980	4,094,062
Financial ratios			
Number of shares issued at the end of the period	65,897,071	65,728,511	65,835,511
Basic and diluted income/loss (-) per share (in €)	0.43	(0.49)	(3.32)
Share price at the end of the period (in €)	37.37	53.04	41.35
Total group employees at the end of the period (number)	1,233	1,344	1,338

On 30 June 2023, we had 1,233 employees (including the 121 employees in our Galapagos entity in France that were transferred to NovAliX on 1 July 2023 as a result of the closing of the integrated drug discovery collaboration transaction).

H1 2023 financial results

We reported product net sales of Jyseleca® in Europe for the first six months of 2023 amounting to €54.3 million (€35.4 million in the first half-year of 2022).

Cost of sales related to Jyseleca® net sales in the first six months of 2023 amounted to €7.8 million.

Collaboration revenues amounted to €274.5 million for the first six months of 2023, compared to €238.6 million for the first six months of 2022.

Revenues recognized related to the collaboration agreement with Gilead for the filgotinib development were €154.9 million in the first six months of 2023 compared to €115.3 million for the same period last year. This increase is primarily driven by a positive catch up of revenue explained by a decrease in the total estimated remaining costs to complete the filgotinib development. This was a consequence of the topline results from Phase 3 DIVERSITY trial of filgotinib in CD and our decision not to submit a Marketing Authorization Application in Europe.

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Galapagos NV Half-year financial report 2023

The revenue recognition related to the exclusive access rights for Gilead to our drug discovery platform amounted to €115.2 million for the first six months of 2023 (€114.9 million for the same period last year). We have recognized royalty income from Gilead for Jyseleca® for €3.5 million in the first six months of 2023 (compared to €6.3 million in the same period last year of which €3.6 million royalties on milestone income for UC approval in Japan). Additionally, we recorded a milestone receivable of €1.0 million triggered by the first sale of Jyseleca® in Poland by our distribution and commercialization partner Sobi, in the first half-year of 2023. Our deferred income balance on 30 June 2023 includes €1.4 billion allocated to our drug discovery platform that is recognized linearly over the remaining period of our 10 year collaboration, and €0.3 billion allocated to filgotinib development that is recognized over time until the end of the development period. Our R&D expenditure in the first six months of 2023 amounted to €211.9 million, compared to €249.5 million for the first six months of 2022. Depreciation and impairment amounted to €13.1 million for the first six months of 2023 (€32.6 million for the same period last year). This decrease was primarily due to an impairment of €26.7 million in the first six months of 2022 of previously capitalized upfront fees related to our collaboration with Molecure on the dual chitinase inhibitor OATD-01 (GLPG4716), as it was decided to return all rights to OATD-01 to Molecure. The decrease in R&D expenditure was also explained by a decrease in subcontracting costs from €104.1 million in the first half-year of 2022 to €90.3 million in the first half-year of 2023, primarily due to reduced spend on our SIKi-program, filgotinib and other programs. This was partly offset by costs increase for our CAR-T program and TYK2 program, on a six month basis compared to the same period in 2022. Personnel costs decreased from €86.0 million in the first half of 2022 to €80.5 million for the same period this year. Our S&M expenses were €58.3 million in the first six months of 2023, compared to €71.0 million in the first six months of 2022. The cost decrease was explained by a decrease in personnel costs (€29.1 million for the first six months of 2023 compared to €35.7 million for the same period last year) primarily explained by a decrease in the cost for bonuses and our subscription right plans. External outsourcing costs also decreased from €25.7 million in the first six months of 2022 to €20.0 million in the first six months of 2023. Our G&A expenses were €63.3 million in the first six months of 2023, compared to €63.0 million in the first six months of 2022. Other operating income (€23.8 million for the first six months of 2023, compared to €17.6 million for the first six months of 2022) increased by €6.2 million, mainly driven by higher grant and rent income. We reported an operating profit amounting to €11.3 million for the first six months of 2023, compared to an operating loss of €97.5 million for the same period last year. THE GALAPAGOS GROUP Galapagos NV Half-year financial report 2023 16

Net financial income in the first six months of 2023 amounted to €30.6 million (as compared to net financial income of €67.7 million in the same period last year) and consisted mainly of €33.4 million interest income (as compared to €3.6 million interest income in the same period last year) due to the increased interest rates. Net financial income in the first six months of 2023 also included €11.4 million of unrealized currency exchange loss on our cash and cash equivalents and current financial investments at amortized cost in U.S. dollar (as compared to €57.4 million currency exchange gain on cash and cash equivalents and current financial investments in the first six months of 2022), as a result of the fluctuation of the U.S. dollar, and €12.7 million positive changes in (fair) value of current financial investments (€11.8 million positive changes in the same period last year). The other financial expenses also contained the effect of discounting our long term deferred income of €2.4 million (€3.8 million in the same period last year). We had €13.6 million of tax expenses for the first six months of 2023 (as compared to €2.5 million for the same period last year). This increase was primarily due to the reassessment of net deferred tax liabilities and corporate income tax payables as a result of a one-off intercompany transaction. We reported a group net profit for the first six months of 2023 of €28.3 million, compared to a net loss of €32.3 million for the same period last year. Cash and cash equivalents and current financial investments totaled €3,874.9 million on 30 June 2023 (€4,094.1 million on 31 December 2022). A net decrease of €219.1 million in cash and cash equivalents and current financial investments was recorded during the first six months of 2023, compared to a net decrease of €274.2 million during the first six months of 2022. This net decrease was composed of (i) €224.3 million of operational cash burn, (ii) €9.3 million of mainly negative exchange rate differences, offset by (iii) €1.8 million of cash proceeds from capital and share premium increases from exercise of subscription rights in the first six months of 2023, and (iv) €12.7 million of positive changes in (fair) value of current financial investments. The operational cash burn (or operational cash flow if this liquidity measure is positive) is a financial measure that is not calculated in accordance with IFRS. Operational cash burn/cash flow is defined as the increase or decrease in our cash and cash equivalents (excluding the effect of exchange rate differences on cash and cash equivalents), minus: i. the net proceeds, if any, from share capital and share premium increases included in the net cash flows generated from/used in (–) financing activities ii. the net proceeds or cash used, if any, in acquisitions or disposals of businesses; the movement in restricted cash and movement in current financial investments, if any, the loans and advances given to third parties, if any, included in the net cash flows generated from/used in (–) investing activities Cash, cash equivalents and current financial investments THE GALAPAGOS GROUP Galapagos NV Half-year financial report 2023 17

iii. the cash used for other liabilities related to the acquisition of businesses, if any, included in the net cash flows generated from/used in (–) operating activities. This alternative liquidity measure is in our view an important metric for a biotech company in the development stage. The following table provides a reconciliation of the operational cash burn: Six months ended 30 June (thousands of €) 2023 2022 Decrease in cash and cash equivalents (excluding effect of exchange differences) (409,788) (1,285,158) Less: Net proceeds from capital and share premium increases (1,770) (3,619) Net purchase of current financial investments 187,235 938,732 Cash out from acquisition of subsidiaries, net of cash acquired—115,178 Cash advances and loans to third parties—10,000 Cash used for other liabilities related to the acquisition of subsidiaries—7,765 Total operational cash burn (224,323) (217,102) We refer to the description of risk factors in our 2022 annual report, pp. 52–68, as supplemented by the description of risk factors in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, pp. 4–56. In summary of the foregoing, the principal risks and uncertainties faced by us relate to and include, but are not limited to: commercialization, product development and regulatory approval; our financial position and need for additional capital; our reliance on third parties; our competitive position; our intellectual property; our organization, structure and operation (including the emergence of pandemics such as COVID-19); and market risks relating to our shares and ADSs. We also refer to the description of the group’s financial risk management given in the 2022 annual report, pp. 229–232, which remains valid and unaltered. Risk factors THE GALAPAGOS GROUP Galapagos NV Half-year financial report 2023 18

We refer to the statements included under the heading Related party transactions in the “Notes to the unaudited condensed consolidated interim financial statements for the first six months of 2023” part of this report. The Galapagos share Performance of the Galapagos share on Euronext and Nasdaq Related party transactions THE GALAPAGOS GROUP Galapagos NV Half-year financial report 2023 19 60 50 40 30 20 01.01.2023 01.04.2023 01.07.2023 GLPG.AM (in EUR) GLPG.US (in USD)

Galapagos NV is a limited liability company organized under the laws of Belgium, having its registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium. Throughout this report, the term “Galapagos NV” refers solely to the non-consolidated Belgian company and references to “we,” “our,” “the group” or “Galapagos” include Galapagos NV together with its subsidiaries. With the exception of filgotinib’s approval as Jyseleca® for the treatment of moderate to severe rheumatoid arthritis and ulcerative colitis by the European Commission, Great Britain’s Medicines and Healthcare products Regulatory Agency and Japanese Ministry of Health, Labour and Welfare, our drug candidates mentioned in this report are investigational; their efficacy and safety have not been fully evaluated by any regulatory authority. This report is published in Dutch and in English. Galapagos will use reasonable efforts to ensure the translation and conformity between the Dutch and English versions. In case of inconsistency between the Dutch and the English version, the Dutch version shall prevail. This report is available free of charge and upon request addressed to: Galapagos NV Investor Relations Generaal De Wittelaan L11 A3 2800 Mechelen, Belgium Tel: +32 15 34 29 00 Email: ir@glpg.com A digital version of this report is available on our website, www.glpg.com. We will use reasonable efforts to ensure the accuracy of the digital version, but we do not assume responsibility if inaccuracies or inconsistencies with the printed document arise as a result of any electronic transmission. Therefore, we consider only the printed version of this report to be legally valid. Other information on our website or on other websites does not form a part of this report. Jyseleca® is a trademark of Galapagos NV and Gilead Sciences, Inc. or its related companies. Euronext Amsterdam and Brussels: GLPG Nasdaq: GLPG Disclaimer and other information Listings THE GALAPAGOS GROUP Galapagos NV Half-year financial report 2023 20

THE GALAPAGOS GROUP Forward-looking statements This report contains forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “seek,” “estimate,” “may,” “will,” “could,” “would,” “potential,” “forward,” “goal,” “next,” “opportunity,” “continue,” “promising,” “encouraging,” “aim,” “explore,” “further” as well as similar expressions. Forward-looking statements contained in this report include, but are not limited to, statements made in the “A conversation with Paul and Thad” section of this report, the information provided in the section captioned “Outlook 2023”, the guidance from management regarding our financial results, the expected operational use of cash during financial year 2023 and the adjusted net sales guidance for Jyseleca® during the financial year 2023, statements regarding our strategy and plans, including strategic and capital allocation priorities, statements regarding the transfer of our drug and research activities and employees exclusively dedicated to the activities in Romainville (France), statements regarding the five year-collaboration between Galapagos and NovAliX, statements regarding the acquisitions of CellPoint and AboundBio, including statements regarding anticipated benefits of the acquisitions and the integration of CellPoint and AboundBio into our portfolio and strategic plans, statements regarding preliminary, interim or topline data from the ATALANTA-1, EUPLAGIA-1, OLINGUITO, FILOSOPHY, and GALARISSO-studies and any other data or analyses related to CD19 CAR-T, and our plans and strategy with respect to such studies, statements regarding the timing and likelihood of business development projects and external innovation, statements regarding the amount and timing of potential future milestones, opt-in, royalty and other payments, statements regarding our R&D strategy and plans, including progress on our immunology or oncology-portfolio, our CAR-T portfolio, or our SIKi-portfolio, and any potential changes in such strategy, statements regarding our pipeline and complementary technology platforms driving future growth, statements regarding the strategic re-evaluation, including our 2028 Sustainability ambitions, statements regarding our commercialization efforts for filgotinib, our product candidates, and any of our future approved products, statements regarding our expectations on commercial sales of filgotinib and any of our product candidates (if approved), statements regarding our collaboration with Lonza, statements regarding the global R&D collaboration with Gilead, statements regarding the expected timing, design and readouts of ongoing and planned preclinical studies and clinical trials (i) with filgotinib in RA, UC and AxSpA, (ii) with SIKi compounds, including GLPG3667 in SLE and DM, (iii) with GLPG5101 in rrNHL and rSLE, (iv) GLPG5201 in rrCLL and rrSLL, (v) GLPG5301 in rrMM, and (vi) with the next-generation CAR-Ts, including recruitment for trials and topline results for trials and studies in our portfolio, statements related to the EMA’s safety review of JAK inhibitors used to treat certain inflammatory disorders, including filgotinib, initiated at the request of the European Commission (EC) under article 20 of Regulation (EC) No 726/2004, and regarding the related CHMP opinion and the related EC’s decision, statements relating to interactions with regulatory authorities, statements relating to the timing or likelihood of additional regulatory authorities’ approval of marketing authorization for filgotinib for RA, UC or other indications, the timing or likelihood of pricing and reimbursement interactions for filgotinib, statements relating to the development of our commercial organization, commercial sales, and rollout of our products and product candidates (if approved), statements related to the expected 21 Galapagos NV Half-year financial report 2023

THE GALAPAGOS GROUP reimbursement for Jyseleca®, statements regarding our plans and strategy related to the development of our CD19 CAR-T candidates, GLPG5101 and GLPG5201, including patient enrollment for the Phase 1/2 ATALANTA-1 study and the EUPLAGIA-1 study, and the timing for topline results from such studies, statements regarding the timing for initiation of the Phase 1/2 PAPILIO-1 study with BCMA CAR-T product candidate, GLPG5301, statements regarding the effect of the conflict between Russia and Ukraine on our operations and ongoing studies, statements regarding the changes in our leadership and expected resulting benefits, and statements regarding the expected impact of COVID-19. We caution the reader that forward-looking statements are based on our management’s current expectations and beliefs, and are not guarantees of future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause our actual results, financial condition and liquidity, performance or achievements, or the industry in which we operate, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Such risks include, but are not limited to, the risk that our beliefs, assumptions and expectations regarding our 2023 revenues, cash burn, operational expenses, or other financials may be incorrect (including because one or more of our assumptions underlying our revenue or expense expectations may not be realized), the risk that ongoing and future clinical trials may not be completed in the currently envisaged timelines or at all, the inherent risks and uncertainties associated with competitive developments, clinical trials, recruitment of patients, product development activities and regulatory approval requirements (including, but not limited to, the risk that data from our ongoing and planned clinical research programs in RA, UC, rrNHL, rrCLL, or any other indication or diseases, may not support registration or further development of our product candidates due to safety, or efficacy concerns, or any other reasons), risks related to the acquisitions of CellPoint and AboundBio, including the risk that we may not achieve the anticipated benefits of the acquisitions of CellPoint and AboundBio, risks related to the transfer of the drug discoveries and research activities conducted in Romainville (France) and employees exclusively dedicated to these activities to NovAliX, the inherent risks and uncertainties associated with target discovery and validation, and drug discovery and development activities, the risk that the preliminary and topline data from the ATALANTA-1, EUPLAGIA-1, OLINGUITO, FILOSOPHY, PAPILIO-1, GALACELA and GALARISSO-studies may not be reflective of the final data, risks related to our reliance on collaborations with third parties (including, but not limited to, Gilead, Sobi and Lonza), the risk that the transition of the European commercialization responsibility of filgotinib from Gilead to us will not have the currently expected results for our business and results of operations, the risk that estimates regarding our filgotinib development program and the commercial potential of our product candidates and our expectations regarding the costs and revenues associated with the transfer of European commercialization rights to filgotinib may be incorrect, the risk that we will not be able to continue to execute on our currently contemplated business plan and/or will revise our business plan, including the risk that our plans with respect to our CAR-T programs may not be achieved on the currently anticipated timeline or at all, the risk that our projections and expectations regarding the commercial potential of our product candidates or expectations regarding the costs and revenues associated with the commercialization rights may be inaccurate, the risks related to our strategic transformation exercise, including the risk that we may not achieve the anticipated benefits of such exercise on the currently envisaged timeline 22 Galapagos NV Half-year financial report 2023

THE GALAPAGOS GROUP or at all, the risk that we will be unable to successfully achieve the anticipated benefits from our leadership transition plan, the risk that we will encounter challenges retaining or attracting talent, the risks related to potential disruptions in our operations, supply chain or ongoing studies due to the conflict between Russia and Ukraine, the risks related to continued regulatory review of filgotinib following approval by relevant regulatory authorities, including by EC and EMA, the risk that the EMA and/or other regulatory authorities determine that additional non-clinical or clinical studies are required with respect to filgotinib or any other product candidate that are approved in the future would be required, the risk that the EMA and/or other regulatory authorities may require that the market authorization for filgotinib in the EU be amended, the risk that the EMA may impose JAK class-based warnings, the risk that the EMA’s and/or other regulatory authorities’ safety review may negatively impact acceptance of filgotinib by patients, the medical community and healthcare payors, and the risks and uncertainties related to the impact of the COVID-19 pandemic. A further list and description of these risks, uncertainties and other risks can be found in our filings and reports with the Securities and Exchange Commission (SEC), including in our most recent annual report on Form 20-F filed with the SEC and our subsequent filings and reports filed with the SEC. We also refer to the “Risk Factors” section of this report. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if the result of our operations, financial condition and liquidity, or the industry in which we operate, are consistent with such forward-looking statements, they may not be predictive of results, performance or achievements in future periods. These forward-looking statements speak only as of the date of publication of this document. We expressly disclaim any obligation to update any such forward-looking statements in this document to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation. 23 Galapagos NV Half-year financial report 2023

Financial statements Unaudited condensed consolidated interim financial statements for the first half-year of 2023 Forward with Purpose

FINANCIAL STATEMENTS interim Unaudited financial condensed statements consolidated for the first six months of 2023 comprehensive Consolidated statements income/loss of income (-) and (unaudited) Consolidated income statement Six months ended 30 June (thousands of €, except per share data) 2023 2022 Product net sales 54,275 35,356 Collaboration revenues 274,546 238,601 Total net revenues 328,821 273,957 Cost of sales (7,840) (5,545) Research and development expenditure (211,875) (249,518) Sales and marketing expenses (58,261) (71,008) General and administrative expenses (63,336) (63,001) Other operating income 23,770 17,637 Operating profit/loss (-) 11,279 (97,478) Fair value adjustments and net currency exchange differences 183 71,929 Other financial income 33,726 4,015 Other financial expenses (3,270) (8,268) Profit/loss (-) before tax 41,918 (29,802) Income taxes (13,610) (2,536) Net profit/loss (-) 28,308 (32,338) Net profit/loss (-) attributable to: Owners of the parent 28,308 (32,338) Basic and diluted income/loss (-) per share 0.43 (0.49) The accompanying notes form an integral part of these condensed consolidated financial statements. 25 Galapagos NV Half-year financial report 2023

FINANCIAL STATEMENTS Consolidated statement of comprehensive income/loss (-) Six months ended 30 June (thousands of €) 2023 2022 Net profit/loss (-) 28,308 (32,338) Items that may be reclassified subsequently to profit or loss: Translation differences, arisen from translating foreign activities 256 93 Other comprehensive income, net of income tax 256 93 Total comprehensive income/loss (-) attributable to: Owners of the parent 28,564 (32,245) The accompanying notes form an integral part of these condensed consolidated financial statements. 26 Galapagos NV Half-year financial report 2023

FINANCIAL STATEMENTS Consolidated statements of financial position (unaudited) 30 June 31 December (thousands of €) 2023 2022 Assets Goodwill 69,678 69,813 Intangible assets other than goodwill 136,470 146,354 Property, plant and equipment 134,728 154,252 Deferred tax assets 1,175 1,363 Non-current R&D incentives receivables 130,215 119,941 Other non-current assets 17,927 5,778 Non-current assets 490,193 497,501 Inventories 48,868 52,925 Trade and other receivables 41,450 40,429 Current R&D incentives receivables 26,126 26,126 Current financial investments 3,776,913 3,585,945 Cash and cash equivalents 98,024 508,117 Other current assets 40,766 23,307 Current assets 4,032,147 4,236,850 Total assets 4,522,340 4,734,351 27 Galapagos NV Half-year financial report 2023

FINANCIAL STATEMENTS 30 June 31 December (thousands of €) 2023 2022 Equity and liabilities Share capital 293,937 293,604 Share premium account 2,736,993 2,735,557 Other reserves (4,879) (4,853) Translation differences (1,311) (1,593) Accumulated losses (440,792) (496,689) Total equity 2,583,948 2,526,026 Retirement benefit liabilities 2,406 5,540 Deferred tax liabilities 26,308 20,148 Non-current lease liabilities 9,205 14,692 Other non-current liabilities 29,331 21,808 Non-current deferred income 1,396,069 1,623,599 Non-current liabilities 1,463,319 1,685,787 Current lease liabilities 6,210 7,209 Trade and other liabilities 131,074 148,675 Current tax payable 7,154 1,022 Current deferred income 330,635 365,631 Current liabilities 475,073 522,538 Total liabilities 1,938,392 2,208,325 Total equity and liabilities 4,522,340 4,734,351 The accompanying notes form an integral part of these condensed consolidated financial statements. 28 Galapagos NV Half-year financial report 2023

FINANCIAL STATEMENTS Consolidated cash flow statements (unaudited) Six months ended 30 June (thousands of €) 2023 2022 Net profit/loss (-) of the period 28,308 (32,338) Adjustment for non-cash transactions 47,603 6,567 Adjustment for items to disclose separately under operating cash flow (13,155) 3,529 Adjustment for items to disclose under investing and financing cash flows (7,123) (416) Change in working capital other than deferred income (18,545) 46,034 Cash used for other liabilities related to the acquisition of subsidiaries —   (7,765) Decrease in deferred income (264,931) (209,428) Cash used in operations (227,843) (193,818) Interest paid (3,472) (7,417) Interest received 12,125 757 Corporate taxes paid (1,096) (3,262) Net cash flow used in operating activities (220,286) (203,740) 29 Galapagos NV Half-year financial report 2023

FINANCIAL STATEMENTS Six months ended 30 June (thousands of €) 2023 2022 Purchase of property, plant and equipment (8,065) (15,574) Purchase of and expenditure in intangible fixed assets (28) (1,783) Proceeds from disposal of property, plant and equipment 2,212 —   Purchase of current financial investments (2,212,112) (1,842,495) Interest received related to current financial investments 5,356 210 Sale of current financial investments 2,024,877 903,763 Cash out from acquisition of subsidiaries, net of cash acquired —   (115,178) Cash advances and loans to third parties —   (10,000) Net cash flow used in investing activities (187,760) (1,081,057) Payment of lease liabilities (3,511) (3,980) Proceeds from capital and share premium increases from exercise of subscription rights 1,770 3,619 Net cash flow used in financing activities (1,741) (361) Decrease in cash and cash equivalents (409,787) (1,285,158) Cash and cash equivalents at beginning of the period 508,117 2,233,368 Decrease in cash and cash equivalents (409,787) (1,285,158) Effect of exchange rate differences on cash and cash equivalents (306) 24,586 Cash and cash equivalents at end of the period 98,024 972,796 The accompanying notes form an integral part of these condensed consolidated financial statements. 30 Galapagos NV Half-year financial report 2023

Galápagos
FINANCIAL STATEMENTS

Consolidated statements of changes in equity (unaudited)

(thousands of €)	Share capital	Share premium account	Translation differences	Other reserves	Accumul. losses	Total
On 1 January 2022	**292,075**	**2,730,391**	**(1,722)**	**(10,177)**	**(367,205)**	**2,643,362**
Net loss					(32,338)	(32,338)
Other comprehensive income/ loss (-)			409	(316)		93
Total comprehensive income/ loss (-)			**409**	**(316)**	**(32,338)**	**(32,245)**
Share-based compensation					32,163	32,163
Exercise of subscription rights	951	2,668				3,619
On 30 June 2022	**293,026**	**2,733,059**	**(1,313)**	**(10,493)**	**(367,381)**	**2,646,898**
On 1 January 2023	**293,604**	**2,735,557**	**(1,593)**	**(4,853)**	**(496,689)**	**2,526,026**
Net profit					28,308	28,308
Other comprehensive income/ loss (-)			282	(26)		256
Total comprehensive income/ loss (-)			**282**	**(26)**	**28,308**	**28,564**
Share-based compensation					27,590	27,590
Exercise of subscription rights	333	1,437				1,770
On 30 June 2023	**293,937**	**2,736,993**	**(1,311)**	**(4,879)**	**(440,792)**	**2,583,948**

The accompanying notes form an integral part of these condensed consolidated financial statements.

31
Galapagos NV Half-year financial report 2023

FINANCIAL STATEMENTS Notes consolidated to the unaudited interim financial condensed statements for the first six months of 2023 Basis of preparation These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the European Union and as issued by the IASB. The condensed consolidated interim financial statements do not contain all information required for an annual report and should therefore be read in conjunction with our Annual Report 2022. Significant accounting policies There were no significant changes in accounting policies applied by us in these condensed consolidated interim financial statements compared to those used in the most recent annual consolidated financial statements of 31 December 2022. New standards and interpretations applicable for the annual period beginning on 1 January 2023 did not have any material impact on our condensed consolidated interim financial statements. We have not early adopted any other standard, interpretation, or amendment that has been issued but is not yet effective. Critical accounting judgements and key sources of estimation uncertainty Transfer of the R&D activities of our Romainville site to NovAliX Management assessed that there is an interrelation between, on the one hand, the sale and purchase agreement with NovAliX, and, on the other hand, the collaboration agreement with NovAliX. Given that both agreements were negotiated as a package, that they became effective on the same day and that they were agreed upon between the same parties, we concluded that they should be accounted for as one, combined transaction (referred to as ‘an integrated drug discovery collaboration transaction’), at an agreed transaction price. We consider the loss on disposal of the Galapagos’ drug discovery and research activities conducted in Romainville, France, to NovAliX as an advance on the future purchase commitment over the following five years. Based on the terms and conditions included in the contracts with NovAliX we believe that we have the right to, and control over, the future economic benefit of such advance. We refer to the note ‘Details of NovAliX transaction’ for further information. 32 Galapagos NV Half-year financial report 2023

FINANCIAL STATEMENTS Details interim of results the unaudited condensed consolidated Product net sales We reported net sales of Jyseleca® for the first six months of 2023 amounting to €54.3 million (€35.4 million in the first six months of 2022). Related cost of sales in the first half-year of 2023 amounted to €7.8 million. Collaboration revenues The following table summarizes our collaboration revenues for the six months ended Six months ended 30 June Over (thousands of €) time Point in time 2023 2022 Recognition of non-refundable upfront payments and license fees 246,176 204,301 Gilead collaboration agreement for filgotinib 131,025 89,385 Gilead collaboration agreement for drug discovery platform 115,151 114,916 Milestone payments 24,869 27,938 Gilead collaboration agreement for filgotinib 23,869 25,938 Sobi distribution agreement for Jyseleca® 1,000 2,000 Royalties 3,501 6,361 Gilead royalties on Jyseleca® 3,476 6,317 Other royalties 25 44 Total collaboration revenues 274,546 238,601 33 Galapagos NV Half-year financial report 2023

Galápagos
FINANCIAL STATEMENTS

The rollforward of the outstanding balance of the current and non-current deferred income between 1 January 2023 and 30 June 2023 can be summarized as follows:

(thousands of €)	Total	Gilead collaboration agreement for filgotinib	Gilead collaboration agreement for drug discovery platform[1]	Other deferred income
On 1 January 2023	**1,989,230**	**456,352**	**1,529,405**	**3,474**
Significant financing component[2]	2,400	2,400		
Revenue recognition of upfront	(246,176)	(131,025)	(115,151)	
Revenue recognition of milestones	(23,869)	(23,869)		
Other movements	5,120			5,120
On 30 June 2023	**1,726,704**	**303,858**	**1,414,254**	**8,594**

[1] The upfront received and the outstanding balance at 31 December 2022 and at 30 June 2023 comprise the issuance liabilities for the warrants and the upfront payment allocated to the drug discovery platform.
[2] With regard to the additional consideration received for the extended cost sharing for filgotinib, we assume the existence of a significant financing component reflecting the time value of money on the estimated recognition period.

Operating costs and other operating income

Operating costs

Research and development expenditure

The following table summarizes our research and development expenditure for the six months ended 30 June 2023 and 2022:

	Six months ended 30 June	
(thousands of €)	2023	2022
Personnel costs	(80,484)	(85,957)
Subcontracting	(90,276)	(104,060)
Disposables and lab fees and premises costs	(11,108)	(10,310)
Depreciation and impairment	(13,073)	(32,555)
Professional fees	(6,836)	(7,402)
Other operating expenses	(10,098)	(9,234)
Total research and development expenditure	**(211,875)**	**(249,518)**

34
Galapagos NV Half-year financial report 2023

FINANCIAL STATEMENTS The decrease in depreciation and impairment for the first six months of 2023 is primarily due to an impairment of €26.7 million in the first six months of 2022 of previously capitalized upfront fees related to our collaboration with Molecure on the dual chitinase inhibitor OATD-01. The table below summarizes our R&D expenditure for the six months ended 30 June 2023 and 2022, broken down by program. Six months ended 30 June (thousands of €) 2023 2022 Filgotinib program (103,137) (116,147) SIKi program (12,670) (26,098) TYK2 program on GLPG3667 (15,335) (9,078) CAR-T programs in oncology (31,302) —   Other programs (49,431) (98,195) Total research and development expenditure (211,875) (249,518) Sales and marketing expenses The following table summarizes our sales and marketing expenses for the six months ended 30 June 2023 and 2022: Six months ended 30 June (thousands of €) 2023 2022 Personnel costs (29,112) (35,723) Depreciation (1,303) (1,122) External outsourcing costs (20,016) (25,671) Sales and marketing expenses recharged to Gilead —   31 Professional fees (1,242) (1,534) Other operating expenses (6,588) (6,989) Total sales and marketing expenses (58,261) (71,008) 35 Galapagos NV Half-year financial report 2023

FINANCIAL STATEMENTS General and administrative expenses The following table summarizes our general and administrative expenses for the six months ended 30 June 2023 and 2022: Six months ended 30 June (thousands of €) 2023 2022 Personnel costs (37,882) (35,629) Depreciation and impairment (4,191) (4,297) Legal and professional fees (9,261) (10,817) Other operating expenses (12,002) (12,259) Total general and administrative expenses (63,336) (63,001) Other operating income The following table summarizes our other operating income for the six months ended 30 June 2023 and 2022: Six months ended 30 June (thousands of €) 2023 2022 Grant income 3,260 1,009 R&D incentives 16,425 15,903 Other 4,085 725 Total other operating income 23,770 17,637 36 Galapagos NV Half-year financial report 2023

FINANCIAL STATEMENTS Financial income/expenses The following table summarizes our financial income/expenses (–) for the six months ended 30 June 2023 and 2022: Six months ended 30 June (thousands of ) 2023 2022 Fair value adjustments and net currency exchange differences: Net currency exchange loss (-)/gain (12,566) 60,168 Fair value re-measurement of warrants 18 (49) (Fair) value gain on current financial investments 12,731 11,810 Total fair value adjustments and net currency exchange differences 183 71,929 Other financial income: Interest income 33,407 3,618 Discounting effect of non-current R&D incentives receivables 309 46 Other finance income 10 351 Total other financial income 33,726 4,015 Other financial expenses: Interest expenses (674) (4,206) Discounting effect of non-current deferred income (2,400) (3,799) Discounting effect of other non-current liabilities 153 — Other finance charges (349) (264) Total other financial expenses (3,270) (8,268) Total net financial result 30,639 67,676 Cash position Cash and cash equivalents and current financial investments totaled €3,874.9 million on 30 June 2023 (€4,094.1 million on 31 December 2022). Cash and cash equivalents and current financial investments comprised cash at banks, term deposits, treasury bills and money market funds. Our cash management strategy monitors and optimizes our liquidity position. Our cash management strategy allows short-term deposits with an original maturity exceeding three months while monitoring all liquidity aspects. All cash and cash equivalents are available upon maximum three months notice period and without significant penalty. Cash at banks were mainly composed of current 37 Galapagos NV Half-year financial report 2023

FINANCIAL STATEMENTS accounts. Our credit risk is mitigated by selecting a panel of highly rated financial institutions for our deposits. Current financial investments comprised €1,735.3 million of term deposits which all had an original maturity longer than three months and which are not available on demand within three months. Our current financial investments also comprised money market funds and treasury bills. Our portfolio of treasury bills contains only AAA rated paper, issued by France and Belgium. Our money market funds portfolio consists of AAA short-term money market funds with a diversified and highly rated underlying portfolio managed by established fund management companies with a proven track record. 30 June 31 December (thousands of €) 2023 2022 Money market funds 1,301,796 1,292,514 Treasury bills 739,819 749,835 Term deposits 1,735,298 1,543,596 Total current financial investments 3,776,913 3,585,945 (thousands of €) Cash at banks 48,024 458,117 Term deposits 50,000 50,000 Total cash and cash equivalents 98,024 508,117 Total current financial investments and cash and cash equivalents 3,874,937 4,094,062 On 30 June 2023, our cash and cash equivalents and current financial investments included $900.9 million held in U.S. dollars ($906.9 million on 31 December 2022) which could generate foreign exchange gains or losses in our financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as our functional currency is EUR. The foreign exchange loss (–)/gain in case of a 10% change in the EUR/U.S. dollar exchange rate amounts to €82.9 million. 38 Galapagos NV Half-year financial report 2023

Galápagos
FINANCIAL STATEMENTS

Capital increase

On 30 June 2023, Galapagos NV's share capital was represented by 65,897,071 shares. All shares were issued, fully paid up and of the same class. The below table summarizes our capital increases for the period ended 30 June 2023.

(thousands of €, except share data)	Number of shares	Share capital	Share premium	Share capital and share premium	Average exercise price subscription rights (in €/ subscription right)	Closing share price on date of capital increase (in €/ share)
On 1 January 2023	65,835,511	293,604	2,735,557	3,029,162		
20 March 2023: exercise of subscription rights	61,560	333	1,437	1,770	28.75	35.47
On 30 June 2023	65,897,071	293,937	2,736,993	3,030,930		

39
Galapagos NV Half-year financial report 2023

FINANCIAL STATEMENTS Note to the cash flow statement 30 June (thousands of €) 2023 2022 Adjustment for non-cash transactions Depreciation and impairment 18,566 37,974 Share-based compensation expenses 27,590 32,163 Increase/decrease (-) in retirement benefit obligations and provisions (112) 270 Unrealized exchange gains (-)/losses and non-cash other financial result 11,135 (59,627) Discounting effect of non-current deferred income 2,400 3,799 Discounting effect of other non-current liabilities (153) — Fair value re-measurement of warrants (18) 49 Net change in (fair) value of current financial investments (12,732) (11,810) Other non-cash expenses 926 3,750 Total adjustment for non-cash transactions 47,603 6,567 Adjustment for items to disclose separately under operating cash flow Interest expense 674 4,206 Interest income (27,439) (3,214) Tax expense 13,610 2,536 Total adjustment for items to disclose separately under operating cash flow (13,155) 3,529 Adjustment for items to disclose under investing and financing cash flows Gain on sale of fixed assets (1,155) (11) Interest income on current financial investments (5,968) (405) Total adjustment for items to disclose separately under investing and financing cash flow (7,123) (416) Change in working capital other than deferred income Increase (-)/decrease in inventories 3,140 (10,195) Increase (-)/decrease in receivables (14,548) 53,204 Increase/decrease (-) in liabilities (7,137) 3,025 Total change in working capital other than deferred income (18,545) 46,034 40 Galapagos NV Half-year financial report 2023

Galápagos FINANCIAL STATEMENTS Details of the NovAliX transaction We completed the integrated drug discovery collaboration transaction with NovAliX on 30 June 2023, effective as from 1 July 2023. Under the terms of the agreement, Galapagos’ drug discovery and research activities conducted in Romainville, France, and Galapagos’ employees in Romainville, which are exclusively dedicated to the operation of these activities, are transferred to NovAliX who will assume all ongoing research and discovery activities in Romainville. In return, Galapagos is committed to utilizing the research capabilities and expertise of NovAliX through a five year-collaboration and within the context of the company’s R&D portfolio, resulting in a total commitment of €73.8 million. The collaboration agreement and sale and purchase agreement were negotiated as a package with one single commercial objective and with an agreed consideration for the transaction as a whole. Galapagos’ drug discovery and research activities conducted in Romainville, France, and Galapagos’ employees in Romainville, which were exclusively dedicated to the operation of these activities, were transferred to NovAliX for no consideration at closing of the transaction and the impact thereof (reference is made to the table below) is treated as an advance for future services to be obtained from NovaliX throughout the five years collaboration. This advance has been presented in the statement of financial position on 30 June 2023 as other current asset (€2.8 million) and other non-current asset (€6.8 million) and this advance will gradually be released through profit or loss, in line with the purchase commitment towards NovAliX over the five year period of the collaboration between us and NovAliX.30 June (thousands of € ) 2023 Loss on sale of fixed assets 12,506 Result of transfer of retirement benefit liability (3,022) Result of transfer of right-of-use asset 174 Advance related to the NovAliX transaction 9,658 Furthermore we made an upfront payment to NovAliX of €8.3 million on closing of the transaction which is a prepayment for the future purchase commitment for the following five years. This has been presented in our statement of financial position on 30 June 2023 as other current asset (€2.4 million) and other non-current asset (€5.9 million). 41 Galapagos NV Half-year financial report 2023

Galápagos
FINANCIAL STATEMENTS

Financial risk management

The following table summarizes the categories of financial assets and liabilities held at fair value through profit or loss:

(thousands of €)	30 June 2023	31 December 2022
Financial assets held at fair value through profit or loss		
Current financial investments	1,301,796	1,292,514
Financial liabilities held at fair value through profit or loss		
Current financial instruments	-	19
Contingent consideration related to milestones CellPoint	21,537	22,067

We consider that the carrying amount of all other financial assets and liabilities approximate their fair value, except for the treasury bills for which the fair value amounts to €738.4 million (carrying value of €739.8 million).

Current financial investments measured at fair value through profit or loss included money market funds in EUR and USD, which all classify for Level 1 fair value measurement.

The contingent consideration arrangement relating to the acquisition of CellPoint requires us to pay the former owners of CellPoint additional considerations up to €100.0 million. This amount is due when certain sequential development (€20.0 million), regulatory (€30.0 million) and sales-based (€50.0 million) milestones would be achieved. Total fair value at 30 June 2023 of these milestones amounted to €21.5 million.

The fair value measurement is based on significant inputs that are not observable in the market, which are classified as Level 3 inputs. Key assumptions in the valuation at 30 June 2023 include a discount rate of 12.5%, an appropriate probability of success of reaching these milestones and expected timing of these milestones. A change in probabilities of success of each milestone by 5 percentage points would result in a change of €3.0 million in the total contingent consideration liability on 30 June 2023.

As per 30 June 2023 the only change made to the key assumptions as compared to 31 December 2022 was the expected timing of the milestones. This impact, together with the discounting effect, was recognized in the financial results.

42
Galapagos NV Half-year financial report 2023

Galápagos FINANCIAL STATEMENTS Contingencies and commitments Contractual obligations and commitments We have certain purchase commitments principally with CRO subcontractors and certain collaboration partners. On 30 June 2023, we had outstanding obligations for purchase commitments, which become due as follows: Less than 1 year More than 5 years (thousands of €) Total 1 – 3 years 3 – 5 years Purchase commitments 404,939 232,405 134,978 35,629 1,926 In addition to the table above, we have a contractual cost sharing obligation related to our collaboration agreement with Gilead for filgotinib. The contractual cost sharing commitment amounted to €174.4 million at 30 June 2023 for which we have direct purchase commitments of €100.9 million at 30 June 2023 reflected in the table above. Contingent liabilities and assets We refer to our Annual Report 2022 for a description of our contingent liabilities and assets. Related party transactions On 8 May 2023, members of the Executive Committee were offered new restricted stock units (‘RSUs’). The RSUs are offered for no consideration. Four members of the Executive Committee accepted all RSUs offered to them. Each RSU represents the right to receive, at Galapagos’ discretion, one Galapagos share or a payment in cash of an amount equivalent to the volume-weighted average price of the Galapagos share on Euronext Brussels over the 30-calendar day period preceding the relevant vesting date. The first RSU grant will vest in full three years after the offer date. The second RSU grant has a four-year vesting period, with 25% vesting each year and a first vesting date on 1 May 2024. On 15 June 2023, a member of the Executive Committee, starting per 1 July 2023, was offered RSUs. The conditions of this subsequent grant are identical to the aforementioned second RSU grant. For the members of the Executive Committee, any vesting prior to the third anniversary of the offer date will always give rise to a payment in cash rather than a delivery of shares. On 5 May 2023, members of the Executive Committee were offered new subscription rights under Subscription Right Plan 2023 BE, subject to acceptance. A first portion of the number of accepted subscription rights under Subscription Right Plan 2023 BE was enacted by notary deed on 8 May 2023 and a second portion of the number of accepted subscription rights on 7 July 2023. For two members of the Executive Committee, the suspensive condition of acceptance is still outstanding. The subscription rights have an exercise term of eight years as of the date of the offer. The exercise price of the subscription rights is €35.11 (the average closing price of the Galapagos share on 43 Galapagos NV Half-year financial report 2023

Galápagos
FINANCIAL STATEMENTS

Euronext Brussels and Amsterdam during the 30 calendar days preceding this offer). On 15 June 2023, a member of the Executive Committee, starting per 1 July 2023, was offered subscription rights under Subscription Right Plan 2023 BE, subject to acceptance. The exercise price of these subscription rights is €38.58 (the closing price of the Galapagos share on Euronext Amsterdam and Brussels on the day preceding the date of the offer). Each subscription right gives the right to subscribe for one new Galapagos share. For all the beneficiaries under Subscription Right Plan 2023 BE the subscription rights vest only and fully on the first day of the fourth calendar year following the calendar year in which the grant was made. The subscription rights can in principle not be exercised prior to 1 January 2027.

The table below sets forth the number of subscription rights offered under Subscription Right Plan 2023 BE and the total number of RSUs offered to each (future) member of the Executive Committee during the first six months of 2023:

Name	Title	Number of 2023 subscription rights offered	Number of 2023 RSUs offered
Stoffels IMC BV[1]	CEO	50,000[2]	138,971[2]
Michele Manto	CCO	25,000	47,812[2]
Valeria Cnossen	General Counsel	25,000	47,401[2]
Annelies Missotten	Chief Human Resources Officer	25,000[2]	46,338[2]
Thad Huston	CFO & COO	200,000	50,544

[1] Stoffels IMC BV, permanently represented by Dr. Paul Stoffels.
[2] These subscription rights or RSUs have already been accepted.

On 25 April 2023, Galapagos NV held its Annual Shareholders' Meeting. All agenda items were approved, including the approval of (a) the appointment of BDO Bedrijfsrevisoren BV, represented by Ellen Lombaerts, as new Statutory Auditor of the Company for a period of three years, (b) the re-appointment of Mr. Peter Guenter as an independent Director within the meaning of article 7:87 of the Belgian Companies and Associations Code and article 3.5 of the Belgian Corporate Governance Code 2020 for a period of four years, and (c) the re-appointment of Mr. Daniel O'Day and Dr. Linda Higgins as a non-independent Directors for a period of four years.

On 12 June 2023, the Board of Directors appointed Dr. Susanne Schaffert as non-executive independent Director by way of co-optation, replacing Dr. Rajesh Parekh who stepped down on 10 June 2023.

On 15 June 2023, Galapagos announced the appointment of Thad Huston as Chief Financial Officer and Chief Operating Officer, succeeding Bart Filius, as per 1 July 2023.

During the first six months of 2023, other than as disclosed in the paragraph above, there were no changes to related party transactions disclosed in the 2022 annual report that potentially had a material impact on the financials of Galapagos of the first six months of 2023.

44
Galapagos NV Half-year financial report 2023

Galápagos FINANCIAL STATEMENTS Events after the end of the reporting period There were no adjusting events nor material non-adjusting events to be reported. Approval of interim financial statements The interim financial statements were approved by the Board of Directors on 31 July 2023. 45 Galapagos NV Half-year financial report 2023

Galápagos OTHER INFORMATION Glossary ADS American Depositary Share; Galapagos has a Level 3 ADS listed on Nasdaq with ticker symbol GLPG and CUSIP number 36315X101. One ADS is equivalent to one ordinary share in Galapagos NV AFM Dutch Authority for the Financial Markets Antibody A blood protein produced in response to and counteracting a specific antigen. Antibodies combine chemically with substances which the body recognizes as alien, such as bacteria, viruses, and foreign substances Anti-TNF Tumor necrosis factor. An anti-TNF drug acts by modulation of TNF Assays Laboratory tests to determine characteristics ATALANTA-1 Phase 1/2 study in relapsed/refractory non-Hodgkin lymphoma (rrNHL) with CD19/ 4-1BB CAR-T candidate, GLPG5101, manufactured at point-of-care Axial spondyloarthritis (AxSpA) Axial spondyloarthritis (axSpA) is a type of arthritis. It mostly causes pain and swelling in the spine and the joints that connect the bottom of the spine to the pelvis (sacroiliac joint). Other joints can be affected as well. It is a systemic disease, which means it may affect other body parts and organs. The disease tends to run in families BCMA B cell maturation antigen (BCMA) is a member of the tumor necrosis factor receptor superfamily that plays an important role in regulating B-cell proliferation and survival. BCMA is central to the survival of multiple myeloma cells Bioavailability Assessment of the amount of product candidate that reaches a body’s systemic circulation after (oral) administration 46 Galapagos NV Half-year financial report 2023

Galápagos OTHER INFORMATION Biological Biological therapeutics, also referred to as Biologicals, are those class of medicines which are grown and then purified from large-scale cell cultures of bacteria or yeast, or plant or animal cells. Biologicals are a diverse group of medicines which includes vaccines, growth factors, immune modulators, monoclonal antibodies, as well as products derived from human blood and plasma. What distinguishes biologicals from other medicines is that these are generally proteins purified from living culture systems or from blood, whereas other medicines are considered as ‘small molecules’ and are either made synthetically or purified from plants Biomarker Substance used as an indicator of a biological process, particularly to determine whether a product candidate has a biological effect Black & Scholes model A mathematical description of financial markets and derivative investment instruments that is widely used in the pricing of European options and subscription rights Bridging trial Clinical trial performed to “bridge” or extrapolate one dataset to that for another situation, i.e. to extrapolate data from one population to another for the same drug candidate, or to move from IV to subcutaneous dosing CAR-T Chimeric antigen receptor T cells (also known as CAR-T cells) are T cells that have been genetically engineered to produce an artificial T cell receptor for use in immunotherapy Cash position Current financial investments and cash and cash equivalents CD19 CD19 is a protein found on the surface of B-cells, a type of white blood cell. Since CD19 is a hallmark of B-cells, the protein has been used to diagnose cancers that arise from this type of cell—notably B-cell lymphomas Cell therapy Cell therapy aims to treat diseases by restoring or altering certain sets of cells or by using cells to carry a therapy through the body. With cell therapy, cells are cultivated or modified outside the body before being injected into the patient. The cells may originate from the patient (autologous cells) or a donor (allogeneic cells) 47 Galapagos NV Half-year financial report 2023

Galápagos OTHER INFORMATION CHMP Committee for Medicinal Products for Human Use is the European Medicines Agency’s (EMA) committee responsible for human medicines and plays a vital role in the authorization of medicines in the European Union (EU) Chronic Lymphocytic Leukemia (CLL) Chronic lymphocytic leukemia is the most common leukemia in adults. It is a type of cancer that starts in cells that become certain white blood cells (called lymphocytes) in the bone marrow. The cancer (leukemia) cells originate in the bone marrow and migrate to the bloodstream CIR CIR or research credit. Under the CIR, the French government refunds up to 30% of the annual investment in French R&D operations, over a period of three years. Galapagos benefits from the CIR through its operations in Romainville, just outside Paris Clinical Proof of Concept (PoC) Point in the drug development process where the product candidate demonstrates for the first time a response in a therapeutic setting Complete Response Rate (CRR) Term used for the absence of all detectable cancer after the treatment is completed Compound A chemical substance, often a small molecule with drug-like properties Contract research organization (CRO) Organization which provides drug discovery and development services to the pharmaceutical, biotechnology and medical devices industry Crohn’s disease (CD) An IBD involving inflammation of the small and large intestines, leading to pain, bleeding, and ultimately in some cases surgical removal of parts of the bowel Cryopreservation Process where biological material—cells, tissues, or organs—are frozen to preserve the material for an extended period of time Cytokine A category of small proteins which play important roles in signaling in processes in the body 48 Galapagos NV Half-year financial report 2023

Galápagos OTHER INFORMATION Cytokine release syndrome (CRS) Condition that develops when your immune system responds too aggressively to infection or after certain types of immunotherapy, such as CAR-T-cell therapy DARWIN Phase 2 program for filgotinib in RA. DARWIN 1 explored three doses, in twice-daily and once-daily administration, for up to 24 weeks in RA patients with insufficient response to methotrexate (MTX) and who remained on their stable background treatment with MTX. DARWIN 2 explored three once-daily doses for up to 24 weeks in RA patients with insufficient response to methotrexate (MTX) and who washed out of their treatment with MTX. DARWIN 1 and 2 were double-blind, placebo-controlled trials which recruited approximately 900 patients globally and for which results were reported in 2015. DARWIN 3 is a long term extension trial in which all patients are on 200mg filgotinib, except for U.S. males who are on 100mg. The Week 156 results from DARWIN 3 were reported in 2019 DDI study Drug-drug interaction study. This type of study will assess if there is a change in the action or side effects of a drug caused by concomitant administration with another drug Dermatomyositis (DM) Dermatomyositis is a rare inflammatory disease. Common symptoms include distinctive skin rash, and inflammatory myopathy, or inflamed muscles, causing muscle weakness Development All activities required to bring a new drug to the market. This includes preclinical and clinical development research, chemical and pharmaceutical development and regulatory filings of product candidates Discovery Process by which new medicines are discovered and/or designed. At Galapagos, this is the department that oversees target and drug discovery research through to nomination of preclinical candidates DIVERSITY Phase 3 program evaluating filgotinib in CD Dose-range finding study Phase 2 clinical study exploring the balance between efficacy and safety among various doses of treatment in patients. Results are used to determine doses for later studies Double-blind Term to characterize a clinical trial in which neither the physician nor the patient knows if the patient is taking placebo or the treatment being evaluated 49 Galapagos NV Half-year financial report 2023

Galápagos OTHER INFORMATION EC European Commission Efficacy Effectiveness for intended use EMA European Medicines Agency, in charge of European market authorization of new medications End-to-end A process that takes a system or service from beginning to end and delivers a complete functional solution, usually without strong reliance on third parties EUPLAGIA-1 EUPLAGIA-1 Phase 1/2 study with point-of-care manufactured CD19 CAR-T candidate, GLPG5201, in patients with replapsed/ refractory chronic lymphocytic leukemia (rrCLL) and small lymphocytic lymphoma (rrSLL), with or without Richter’s transformation (RT) Fast Track A designation by the FDA of an investigational drug for expedited review to facilitate development of drugs which treat a serious or life-threatening condition and fill an unmet medical need FDA The U.S. Food and Drug Administration is an agency responsible for protecting and promoting public health and in charge of American market approval of new medications Fee-for-service Payment system where the service provider is paid a specific amount for each procedure or service performed FIH First-in-human clinical trial, usually conducted in healthy volunteers with the aim to assess the safety, tolerability and pharmacokinetics of the product candidate Filgotinib Formerly known as GLPG0634, commercial name is Jyseleca®. Small molecule preferential JAK1 inhibitor, approved in RA and UC in the European Union, Great-Britain and Japan. Phase 4 studies in both RA and UC, and a Phase 3 study in AxSpA are ongoing 50 Galapagos NV Half-year financial report 2023

Galápagos OTHER INFORMATION FILOSOPHY Phase 4 program evaluating filgotinib in RA FINCH Phase 3 program evaluating filgotinib in RA FORM 20-F Form 20-F is an SEC filing submitted to the US Securities and Exchange Commission FSMA The Belgian market authority: Financial Services and Markets Authority, or Autoriteit voor Financiële Diensten en Markten FTE Full-time equivalent; a way to measure an employee’s involvement in a project. For example, an FTE of 1.0 means that the equivalent work of one full-time worker was used on the project Futility analysis Analysis of the likelihood of a trial to meet its primary endpoint, based on a subset of the total information to be gathered. The term ‘futility’ is used to refer to the low likelihood of a clinical trial to achieve its objectives. In particular, stopping a clinical trial when the interim results suggest that it is unlikely to achieve statistical significance can save resources that could be used on more promising research G&A expenses General & administrative expenses GALACELA Phase 2 study with GLPG3667 in patients with systemic lupus erythematous GALARISSO Phase 2 study with GLPG3667 in patients with dermatomyositis Genome An organism’s complete set of genetic information needed to build that organism and allow it to grow and develop GLPG0634 Molecule number currently known as filgotinib and Jyseleca® 51 Galapagos NV Half-year financial report 2023

Galápagos OTHER INFORMATION GLPG3667 A TYK2 kinase inhibitor discovered by us, topline results from the Phase 1b in psoriasis reported in July 2021 GLPG5101 A second generation anti-CD19/4-1BB CAR-T product candidate currently in Phase 1/2 study in rrNHL GLPG5201 A second generation anti-CD19/4-1BB CAR-T product candidate currently in Phase 1/2 study in rrCLL/SLL with or wthout RT GLPG5301 A BCMA CAR-T product candidate IBD Inflammatory Bowel Disease. This is a general term for an autoimmune disease affecting the bowel, including CD and UC. CD affects the small and large intestine, while UC affects the large intestine. Both diseases involve inflammation of the intestinal wall, leading to pain, bleeding, and ultimately, in some cases, surgical removal of part of the bowel Immune effector cell-associated neurotoxicity syndrome (ICAN) Clinical and neuropsychiatric syndrome that can occur in the days to weeks following administration of certain types of immunotherapy, especially immune effector cell (IEC) and T cell engaging therapy Immunology The study of the immune system and is a very important branch of the medical and biological sciences. The immune system protects humans from infection through various lines of defence. If the immune system is not functioning as it should, it can result in disease, such as autoimmunity, allergy and cancer In-/out-licensing Receiving/granting permission from/to another company or institution to use a brand name, patent, or other proprietary right, in exchange for a fee and/or royalty Intellectual property Creations of the mind that have commercial value and are protected or protectable, including by patents, trademarks or copyrights 52 Galapagos NV Half-year financial report 2023

Galápagos OTHER INFORMATION Intersegment Occurring between the different operations of a company Investigational New Drug (IND) Application United States Federal law requires a pharmaceutical company to obtain an exemption to ship an experimental drug across state lines, usually to clinical investigators, before a marketing application for the drug has been approved. The IND is the means by which the sponsor obtains this exemption, allowing them to perform clinical studies In vitro Studies performed with cells outside their natural context, for example in a laboratory In vivo Studies performed with animals in a laboratory setting JAK Janus kinases (JAK) are critical components of signaling mechanisms utilized by a number of cytokines and growth factors, including those that are elevated in RA. Filgotinib is a preferential JAK1 inhibitor Jyseleca® Jyseleca® is the brand name for filgotinib Leukapheresis Laboratory procedure in which white blood cells are separated from a sample of blood Lymphocyte Type of white blood cell that is part of the immune system MACE Major adverse cardiovascular events; a composite endpoint frequently used in cardiovascular research MANTA A Phase 2 semen parameter trial with filgotinib in male patients with CD or UC MANTA-Ray Phase 2 semen parameter trial with filgotinib in male patients with RA, PsA, or AS 53 Galapagos NV Half-year financial report 2023

Galápagos OTHER INFORMATION MHLW Japanese Ministry of Health, Labor and Welfare (MHLW), in charge of Japanese market authorization of new medications MHRA Medicines and Healthcare products Regulatory Agency in Great Britain Milestone Major achievement in a project or program; in our alliances, this is usually associated with a payment Multiple myeloma (MM) Multiple myeloma (MM) is typically characterized by the neoplastic proliferation of plasma cells producing a monoclonal immunoglobulin. The plasma cells proliferate in the bone marrow and can result in extensive skeletal destruction with osteolytic lesions, osteopenia, and/or pathologic fractures. NDA New Drug Application NICE The National Institute for Health and Care Excellence; an independent public body that provides national guidance and advice to improve health and social care in the UK Non-Hodgkin’s lymphoma (NHL) Non-Hodgkin’s lymphoma is a type of cancer that begins in the lymphatic system, which is part of the body’s germ-fighting immune system. In non-Hodgkin’s lymphoma, white blood cells called lymphocytes grow abnormally and form tumors throughout the body Objective Response Rate (ORR) The response rate is the percentage of patients on whom a therapy has some defined effect; for example, the cancer shrinks or disappears after treatment. When used as a clinical endpoint for trials of cancer treatments, this is often called the objective response rate OLINGUITO Phase 3 study with filgotinib in patients with axial spondyloarthritis Oncology Field of medicine that deal with the diagnosis, treatment, prevention, and early detection of cancer 54 Galapagos NV Half-year financial report 2023

Galápagos OTHER INFORMATION Oral dosing Administration of medicine by the mouth, either as a solution or solid (capsule, pill) form Outsourcing Contracting work to a third party PAPILIO-1 Phase 1/2 study with GLPG5301 in patients with relapsed/refractory multiple myeloma Pharmacokinetics (PK) Study of what a body does to a drug; the fate of a substance delivered to a body. This includes absorption, distribution to the tissues, metabolism and excretion. These processes determine the blood concentration of the drug and its metabolite(s) as a function of time from dosing Phase 1 First stage of clinical testing of an investigational drug designed to assess the safety and tolerability, pharmacokinetics of a drug, usually performed in a small number of healthy human volunteers Phase 2 Second stage of clinical testing, usually performed in no more than several hundred patients, in order to determine efficacy, tolerability and the dose to use Phase 3 Large clinical trials, usually conducted in several hundred to several thousand patients to gain a definitive understanding of the efficacy and tolerability of the candidate treatment; serves as the principal basis for regulatory approval Pivotal trials Registrational clinical trials Placebo A substance having no pharmacological effect but administered as a control in testing a biologically active preparation Point-of-care Drug treatment is provided close to or near the patient PRAC Pharmacovigilance Risk Assessment Committee of the European Medicines Agency, responsible for assessing all aspects of risk management of human medicines 55 Galapagos NV Half-year financial report 2023

Galápagos OTHER INFORMATION Preclinical Stage of drug research development, undertaken prior to the administration of the drug to humans. Consists of in vitro and in vivo screening, pharmacokinetics, toxicology, and chemical upscaling Preclinical candidate (PCC) A new molecule and potential drug that meets chemical and biological criteria to begin the development process Product candidate Substance that has satisfied the requirements of early preclinical testing and has been selected for development, starting with formal preclinical safety evaluation followed by clinical testing for the treatment of a certain disorder in humans Proof-of-concept (POC) A clinical trial in which first evidence for efficacy of a candidate drug is gathered. A proof-of-concept trial is usually with a small number of patients and for short duration to get a first impression of drug activity Proof-of-concept study Phase 2 patient study in which activity as well as safety in patients is evaluated, usually for a new mechanism of action QD dosing Once-daily dosing (qd from the Latin quaque die) R&D operations Research and development operations; unit responsible for discovery and developing new product candidates for internal pipeline or as part of risk/reward sharing alliances with partners Refractory “Refractory” refers to a patient with cancer that is/has become resistant to, or does not respond to, treatment Relapsed “Relapsed” refers to a patient with cancer that develops cancer again after a period of improvement Rheumatoid arthritis (RA) A chronic, systemic inflammatory disease that causes joint inflammation, and usually leads to cartilage destruction, bone erosion and disability 56 Galapagos NV Half-year financial report 2023

Galápagos OTHER INFORMATION Richter’s transformation Richter’s Transformation (RT) is an uncommon clinicopathological condition observed in patients with CLL. It is characterized by the sudden transformation of the CLL into a significantly more aggressive form of large cell lymphoma, and occurs in approximately 2-10% of all CLL patients. S&M expenses Sales and marketing expenses SEC Securities and Exchange Commission in the US SELECTION Phase 3 program evaluating filgotinib in UC patients. Full results were published in The Lancet in 2021 SIK Salt-inducible kinase Small cell lymphocyte leukemia (SLL) Small cell lymphocyte leukemia is a type of B-cell non-Hodgkin lymphoma, where the SLL cancer is located in lymp nodes and/or the spleen Systemic lupus erythematosus (SLE) An autoimmune disease, with systemic manifestations including skin rash, erosion of joints or even kidney failure Target Protein that has been shown to play a role in a disease process and that forms the basis of a therapeutic intervention or discovery of a medicine Target discovery Identification and validation of proteins that have been shown to play a role in a disease process TEAE Treatment Emergent Adverse Event, is any event not present prior to the initiation of the treatments or any event already present that worsens in either intensity or frequency following exposure to the treatments 57 Galapagos NV Half-year financial report 2023

Galápagos OTHER INFORMATION Technology access fee License payment made in return for access to specific technology (e.g. compound or virus collections) TYK Tyrosine kinase is an enzyme that can transfer a phosphate group from ATP to the tyrosine residues of specific proteins inside a cell. It functions as an “on” or “off” switch in many cellular functions. Tyrosine kinases belong to a larger class of enzymes known as protein kinases which also attach phosphates to other amino acids such as serine and threonine. GLPG3667 is a reversible and selective TYK2 kinase domain inhibitor Ulcerative colitis (UC) UC is an IBD causing chronic inflammation of the lining of the colon and rectum (unlike CD with inflammation throughout the gastrointestinal tract) 58 Galapagos NV Half-year financial report 2023

Galápagos OTHER INFORMATION Financial calendar 02 November 2023 Third quarter 2023 results 22 February 2024 Full year 2023 results 59 Galapagos NV Half-year financial report 2023

Galápagos OTHER INFORMATION Colophon Concept, design and online programming nexxar GmbH, Vienna – Online annual reports and online sustainability reports www.nexxar.com Photography Frank van Delft Copy deadline: 3 August 2023 This report is also available in Dutch and available for download in the Downloads section of this report or at www.glpg.com 60 Galapagos NV Half-year financial report 2023

Galápagos OTHER INFORMATION Contact Sofie Van Gijsel Head of Investor Relations Galapagos NV Generaal De Wittelaan L11 A3 2800 Mechelen, Belgium Tel. +1 781 296 1143 Email: ir@glpg.com Sandra Cauwenberghs Director of Investor Relations Galapagos NV Generaal De Wittelaan L11 A3 2800 Mechelen, Belgium Tel. +32 15 34 29 00 Email: ir@glpg.com Marieke Vermeersch Head of Corporate Communication Galapagos NV Generaal De Wittelaan L11 A3 2800 Mechelen, Belgium Tel. +32 479 49 06 03 Email: media@glpg.com Elisa Chenailler Corporate Communications Manager Galapagos NV Aeschengraben 27 4051 Basel, Switzerland Tel. +41 79 853 33 54 Email: communications@glpg.com 61 Galapagos NV Half-year financial report 2023